Exhibit 99.1

CNinsure Reports Third Quarter 2012 Unaudited Financial Results

GUANGZHOU, China, November 29, 2012 (GLOBE NEWSWIRE) — CNinsure Inc., (Nasdaq: CISG), (the “Company” or “CNinsure”), a leading independent insurance intermediary company operating in China, today announced its unaudited financial results for the quarter ended September 30, 2012.1

Financial Highlights for Third Quarter of 2012

•                      Total net revenues: RMB403.0 million (US$64.1 million), representing an increase of 5.0% from the corresponding period in 2011, as compared to the previous guidance of flat growth.

•                      Operating income: RMB2.9 million (US$0.5 million), representing a decrease of 96.0% from the corresponding period in 2011.

•                      Non-GAAP operating income: RMB16.1 million (US$2.6 million), which excluded share-based compensation expenses for the third quarter of 2012, representing a decrease of 85.0% from the corresponding period in 2011. Non-GAAP operating income for the third quarter of 2011 excluded share-based compensation, professional fees relating to the privatization proposal that was later withdrawn, and impairment loss of goodwill and intangible assets.

•                      Net income attributable to the Company’s shareholders: RMB23.0 million (US$3.7 million), representing a decrease of 70.6% from the corresponding period in 2011.

•                      Non-GAAP net income attributable to the Company’s shareholders: RMB36.2 million (US$5.8 million), which excluded share-based compensation expenses, representing a decrease of 67.4% from the corresponding period in 2011. Non-GAAP net income attributable to the Company’s shareholders for the third quarter of 2011 excluded share-based compensation, profession fees relating to the privatization proposal that was later withdrawn, and impairment loss of goodwill and intangible assets.

•                      Basic and diluted net income per ADS: RMB0.46 (US$0.07) and RMB0.46 (US$0.07), respectively, representing decreases of 70.6% and 70.1%, respectively, from the corresponding period in 2011.

•                      Non-GAAP basic and diluted net income per ADS: RMB0.72 (US$0.11) and RMB0.72 (US$0.11), respectively, representing decreases of 67.4% and 67.0%, respectively, from the corresponding period in 2011.

(1) This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2848 to US$1.00, the effective noon buying rate as of September 28, 2012 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.

Financial Results for the Third Quarter of 2012

Total net revenues were RMB403.0 million (US$64.1 million) for the quarter ended September 30, 2012, representing an increase of 5.0% from RMB383.7 million for the corresponding period in 2011, primarily due to increases in net revenues from our property and casualty (“P&C”) insurance and claims adjusting business segments. The increase in the P&C business segment was mainly driven by increases in commission rates received from insurance underwriters, and the growth of the claims adjusting segment was mainly attributable to growth in auto insurance-related claims adjusting business. Net revenues from commissions and fees derived from the property and casualty insurance, life insurance and claims adjusting businesses for the third quarter of 2012 contributed 70.6%, 15.2%, and 14.2% of the Company’s total net revenues, respectively, compared to 69.3%, 16.9% and 13.8%, respectively, for the corresponding period in 2011.

Total operating costs and expenses were RMB400.1 million (US$63.7 million) for the third quarter of 2012, representing an increase of 28.6% from RMB311.0 million for the corresponding period in 2011.

Commissions and fees expenses were RMB294.3 million (US$46.8 million) for the third quarter of 2012, representing an increase of 52.5% from RMB192.9 million for the corresponding period in 2011. The increase was primarily due to an increase in commissions paid to our sales agents within the P&C segment as greater competition among P&C insurance companies has driven up commission rates in the auto insurance market, and increased competition largely resulting from telemarketing by other insurance companies has pushed up the Company’s per policy acquisition cost.

Selling expenses were RMB19.4 million (US$3.1 million) for the third quarter of 2012, representing a decrease of 2.6% from RMB20.0 million for the corresponding period of 2011.

General and administrative expenses were RMB86.4 million (US$13.7 million) for the third quarter of 2012, representing a decrease of 12.0% from RMB98.1 million for the corresponding period in 2011. The decrease was primarily due to the following factors:

1)             recognition of approximately RMB10.0 million in financial advisor and legal fees incurred in the third quarter of 2011 in relation to the non-binding going-private proposal which the Company received on May 14, 2011 and was later withdrawn on September 15, 2011; and

2)             recognition of RMB7.0 million impairment loss in respect of intangible assets and of RMB12.9 impairment loss in respect of goodwill for the claims adjusting segment in the third quarter of 2011.

The decrease was partially offset by a 189.1% increase in share-based compensation expenses, from RMB4.6 million for the third quarter of 2011 to RMB13.2 million (US$2.1 million) for the corresponding period of 2012, mainly representing compensation expenses related to options granted to employees in March 2012 which were recognized on an accelerated basis in the third quarter of 2012.

As a result of the foregoing factors, operating income was RMB2.9 million (US$0.5 million) for the third quarter in 2012, representing a decrease of 96.0% from RMB72.7 million for the corresponding period of 2011.

Non-GAAP operating income, which excluded (1) share-based compensation expenses for the third quarter of 2012 and the corresponding period of 2011, (2) impairment losses in respect of goodwill for the claims adjusting segment and intangible assets for the third quarter of 2011, and (3) professional fees relating to a non-binding going-private proposal that was later withdrawn for the third quarter of 2011, was RMB16.1 million (US$2.6 million) for the third quarter of 2012, representing a decrease of 85.0% from RMB107.1 million for the corresponding period in 2011.

Operating margin was 0.7% for the third quarter of 2012, compared to 18.9% for the corresponding period in 2011. Non-GAAP operating margin was 4.0% for the third quarter of 2012, compared to 27.9% for the corresponding period in 2011.

Interest income was RMB25.3 million (US$4.0 million) for the third quarter of 2012, representing an increase of 85.9% from RMB13.6 million for the corresponding period in 2011. The increase in interest income was primarily due to (1) RMB2.0 million (US$0.3 million) in interest charged on amounts due from related parties and (2) increases in interest-bearing bank balances and bank interest rates from the corresponding period in 2011.

Income tax expense was RMB12.7 million (US$2.0 million) for the third quarter of 2012, representing a decrease of 42.8% from RMB22.3 million for the corresponding period in 2011 due to the significant decrease in operating income. The effective income tax rate applicable to the Company was 44.7% for the third quarter of 2012, compared to 23.3% for the corresponding period in 2011. The increase in effective tax rate was mainly due to the increase in share-based compensation expenses which are not tax-deductible, and the internal sales of fixed assets which incurred taxable income although such intercompany income has been eliminated on the consolidated financial statements.

Net income attributable to the Company’s shareholders was RMB23.0 million (US$3.7 million) for the third quarter of 2012, representing a decrease of 70.6% from RMB78.2 million for the corresponding period in 2011.

Net margin was 5.7% for the third quarter of 2012 compared to 20.4% for the corresponding period in 2011.

Non-GAAP net income attributable to the Company’s shareholders, which excluded (1) share-based compensation expense for the third quarter of 2012 and the corresponding period of 2011, (2) impairment losses in respect of goodwill for the claims adjusting segment and intangible assets, net of tax, for the third quarter of 2011 and (3) professional fees relating to a non-binding going-private proposal that was later withdrawn for the third quarter of 2011, was RMB36.2 million (US$5.8 million) for the third quarter of 2012, representing a decrease of 67.4% from RMB110.9 million for the corresponding period in 2011.

Non-GAAP net margin was 9.0% for the third quarter of 2012 compared to 28.9% for the corresponding period in 2011.

Basic net income per ADS was RMB0.46 (US$0.07) for the third quarter of 2012, representing a decrease of 70.6% from RMB1.56 for the corresponding period in 2011. Diluted net income per ADS was RMB0.46 (US$0.07) for the third quarter of 2012, representing a decrease of 70.1% from RMB1.53 for the corresponding period in 2011.

Non-GAAP basic net income per ADS was RMB0.72 (US$0.11) for the third quarter of 2012, representing a decrease of 67.4% from RMB2.21 for the corresponding period in 2011.  Non-GAAP diluted net income per ADS was RMB0.72 (US$0.11) for the third quarter of 2012, representing a decrease of 67.0% from RMB2.18 for the corresponding period in 2011.

As of September 30, 2012, the Company had RMB2.7 billion (US$427.5 million) in cash and cash equivalents.

Recent developments:

•                      On November 6, 2012, CNinsure’s board of directors approved a share repurchase program authorizing the Company to repurchase up to US$30 million of its ADSs by May 6, 2013. Purchases will be made on the open market or in negotiated transactions off the market from time to time as market conditions warrant, and will be subject to restrictions related to volume, price and timing.

•                      On October 23, 2012, CNinsure officially launched CNpad, the workstation for its mobile sales support system, which is a key component of its e-commerce platform.

•                      On October 10, 2012, CNinsure established CNinsure Sales Service Group Company Limited, which is the first insurance sales service group company in China.

•                      As of September 30, 2012, CNinsure’s distribution and service network consisted of 469 sales and services outlets operating in 26 provinces, compared to 593 sales and service outlets operating in 23 provinces as of September 30, 2011. CNinsure had 46,556 sales agents and 1,271 professional claims adjustors as of September 30, 2012, compared to 43,643 sales agents and 1,334 professional claims adjustors as of September 30, 2011. The decrease of the number of sales outlets as of September 30, 2012 was mainly because we shut down or combined certain less productive sales outlets in the third quarter of 2012.

About CNinsure Inc.

CNinsure is a leading independent intermediary company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

About Non-GAAP Financial Measures

In addition to the Company’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, excluding share-based compensation expenses for the third quarter of 2012 and the corresponding periods in 2011, professional fees relating to the non-binding going-private proposal that was later withdrawn and intangible asset and goodwill impairment losses for the third quarter of 2011. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. One limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude the items that were significant in the third quarter of 2012 and the corresponding period of 2011. Another is that items such as share-based compensation expenses have been, and will continue to be, a significant recurring factor in our business.

In light of the limitations, the presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. We encourage investors and other interested persons to review our financial information in its entirety and not rely on a single financial measure.  For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of GAAP Financial Measures to Non-GAAP Financial Measures” set forth at the end of this release.

CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of December 31,	As of September 30,	As of September 30,
	2011	2012	2012
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	2,222,160	2,686,572	427,471
Restricted cash	10,076	11,787	1,876
Short term investment	31,230	600	95
Accounts receivable, net	166,363	189,625	30,172
Insurance premium receivables	3	9	1
Other receivables	82,736	86,595	13,779
Deferred tax assets	7,369	5,317	846
Amounts due from related parties	365,636	49,346	7,852
Other current assets	12,841	17,515	2,787
Total current assets	2,898,414	3,047,366	484,879

Non-current assets:
Property, plant, and equipment, net	84,712	70,592	11,232
Goodwill	78,553	78,553	12,499
Intangible assets, net	58,054	46,505	7,400
Deferred tax assets	1,892	3,584	570
Investment in affiliates	153,962	168,010	26,733
Other non-current assets	5,409	7,457	1,186
Total non-current assets	382,582	374,701	59,620
Total assets	3,280,996	3,422,067	544,499

CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets-(Continued)

(In thousands)

	As of December 31,	As of September 30,	As of September 30,
	2011	2012	2012
	RMB	RMB	US$
LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities (“VIEs”) without recourse to CNinsure Inc. of RMB99,776 and RMB66,925 (US$10,649) as of December 31, 2011 and September 30, 2012, respectively)	107,042	121,632	19,353
Insurance premium payables (including insurance premium payables of the consolidated VIEs without recourse to CNinsure Inc. of RMB2,684 and RMB3,365 (US$535) as of December 31, 2011 and September 30, 2012, respectively)	2,684	3,347	533
Other payables and accrued expenses (including other payables and accrued expenses of the consolidated VIEs without recourse to CNinsure Inc. of RMB49,645 and RMB18,068 (US$2,875) as of December 31, 2011 and September 30, 2012, respectively)	92,682	80,870	12,868
Accrued payroll (including accrued payroll of the consolidated VIEs without recourse to CNinsure Inc. of RMB30,989 and RMB6,282 (US$999) as of December 31, 2011 and September 30, 2012, respectively)	35,219	36,905	5,872
Income tax payable (including income tax payable of the consolidated of VIEs without recourse to CNinsure Inc. of RMB22,502 and RMB4,950 (US$788) as of December 31, 2011 and September 30, 2012, respectively)	70,377	54,114	8,610
Amounts due to related parties (including amounts due to related parties of the consolidated of VIEs without recourse to CNinsure Inc. of RMB20,305 and Nil as of December 31, 2011 and September 30, 2012, respectively)	20,305	—	—
Total current liabilities	328,309	296,868	47,236

CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets-(Continued)

(In thousands)

	As of December 31,	As of September 30,	As of September 30,
	2011	2012	2012
	RMB	RMB	US$
Non-current liabilities:
Other tax liabilities	43,586	47,965	7,632
Deferred tax liabilities	30,106	27,569	4,386
Total non-current liabilities	73,692	75,534	12,018
Total liabilities	402,001	372,402	59,254

Ordinary shares	7,646	7,646	1,217
Additional paid-in capital	2,272,580	2,326,587	370,193
Statutory reserves	167,147	167,147	26,595
Retained earnings	408,325	518,779	82,545
Accumulated other comprehensive loss	(101,651)	(102,022)	(16,233)
Total CNinsure Inc. shareholders’ equity	2,754,047	2,918,137	464,317
Noncontrolling interests	124,948	131,528	20,928
Total equity	2,878,995	3,049,665	485,245
Total liabilities and equity	3,280,996	3,422,067	544,499

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Operations

(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Nine Months Ended
	September 30,			September 30,
	2011	2012	2012	2011	2012	2012
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Commissions and fees	381,449	402,989	64,121	1,095,385	1,150,097	182,996
Other service fees	2,224	28	5	2,688	193	31
Total net revenues	383,673	403,017	64,126	1,098,073	1,150,290	183,027
Operating costs and expenses:
Commissions and fees	(192,902)	(294,254)	(46,820)	(551,578)	(773,988)	(123,152)
Selling expenses	(19,963)	(19,442)	(3,094)	(57,918)	(59,117)	(9,406)
General and administrative expenses	(98,124)	(86,390)	(13,746)	(223,387)	(257,753)	(41,012)
Total operating costs and expenses	(310,989)	(400,086)	(63,660)	(832,883)	(1,090,858)	(173,570)
Income from operations	72,684	2,931	466	265,190	59,432	9,457
Other income, net:
Interest income	13,635	25,346	4,033	35,450	70,268	11,181
Others, net	9,301	215	34	10,432	3,346	532
Income from continuing operations before income taxes and income of affiliates and discontinued operations	95,620	28,492	4,533	311,072	133,046	21,170
Income tax expense	(22,272)	(12,735)	(2,026)	(65,447)	(40,832)	(6,497)
Share of income of affiliates	2,989	4,629	737	8,316	14,048	2,235
Net income from continuing operations	76,337	20,386	3,244	253,941	106,262	16,908
Net income from discontinued operations, net of tax	—	—	—	157,253	—	—
Net income	76,337	20,386	3,244	411,194	106,262	16,908
Less: net loss attributable to noncontrolling interests	(1,834)	(2,614)	(416)	(8,066)	(4,192)	(667)
Net income attributable to the Company’s shareholders	78,171	23,000	3,660	419,260	110,454	17,575

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Operations-(Continued)

(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Nine Months Ended
	September 30,			September 30,
	2011	2012	2012	2011	2012	2012
	RMB	RMB	US$	RMB	RMB	US$
Net income per share:

Basic:

Net income from continuing operations	0.08	0.02	—	0.26	0.11	0.02
Net income from discontinued operations	—	—	—	0.16	—	—
Net income	0.08	0.02	—	0.42	0.11	0.02

Diluted:

Net income from continuing operations	0.08	0.02	—	0.26	0.11	0.02
Net income from discontinued operations	—	—	—	0.15	—	—
Net income	0.08	0.02	—	0.41	0.11	0.02

Net income per ADS:

Basic:

Net income from continuing operations	1.56	0.46	0.07	5.22	2.20	0.35
Net income from discontinued operations	—	—	—	3.14	—	—
Net income	1.56	0.46	0.07	8.36	2.20	0.35

Diluted:

Net income from continuing operations	1.53	0.46	0.07	5.12	2.20	0.35
Net income from discontinued operations	—	—	—	3.08	—	—
Net income	1.53	0.46	0.07	8.20	2.20	0.35

Shares used in calculating net income per share:

Basic	1,002,365,585	1,002,564,246	1,002,564,246	1,002,905,439	1,002,559,919	1,002,559,919
Diluted	1,019,042,812	1,003,504,594	1,003,504,594	1,022,752,642	1,005,250,696	1,005,250,696

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands)

	For the Three Months Ended September 30,			For The Nine Months Ended September 30,
	2011	2012	2012	2011	2012	2012
	RMB	RMB	US$	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	76,337	20,386	3,244	411,194	106,262	16,908
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation	6,704	6,473	1,030	20,658	19,810	3,152
Amortization of acquired intangible assets	6,719	3,726	593	19,971	11,560	1,839
Impairment loss for acquired intangible assets	7,000	—	—	7,000	—	—
Impairment loss for goodwill	12,865	—	—	12,865	—	—
Allowance for doubtful receivables	1,315	687	109	568	3,200	509
Compensation expenses associated with stock options	4,552	13,159	2,094	7,502	53,958	8,585
Loss (gain) on disposal of property, plant and equipment	(42)	1,335	213	165	1,299	207
Gain on disposal of subsidiaries	—	—	—	(157,253)	—	—
Share of income of affiliates	(2,989)	(4,629)	(737)	(8,316)	(14,048)	(2,235)
Changes in operating assets and liabilities	(32,941)	20,368	3,241	12,926	(46,572)	(7,410)
Net cash generated from operating activities	79,520	61,505	9,787	327,280	135,469	21,555
Cash flows from investing activities:
Purchase of property, plant and equipment	(2,252)	(1,375)	(219)	(18,114)	(7,570)	(1,205)
Proceeds from disposal of property and equipment	90	3	—	802	580	92
Purchase of short term investments	(25,000)	—	—	(70,242)	(40,600)	(6,460)
Proceeds from disposal of short term investments	6,550	—	—	36,892	71,080	11,310
Acquisition of subsidiaries, net of cash	(49,996)	—	—	(49,996)	—	—
Disposal of subsidiaries, net of cash	(75)	2,000	318	394,388	1,967	313
Purchase of intangible asset	(758)	—	—	(758)	—	—
Decrease (increase) in restricted cash	(1,018)	212	34	1,975	(1,711)	(272)
Increase in other receivables	—	—	—	—	(3,400)	(541)
Addition in investment in non-current assets	(1,000)	—	—	(1,000)	(1,948)	(310)
Addition in investment in affiliates	(600)	—	—	(600)	—	—
Return of investment in non-current assets	—	—	—	—	1,300	207
Refund of contingent consideration	—	—	—	—	12,500	1,989
Decrease (increase) in amounts due from related parties	(2,000)	141,587	22,528	(2,000)	304,955	48,523
Net cash (used in) generated from investing activities	(76,059)	142,427	22,661	291,347	337,153	53,646

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Cash Flow-(Continued)

(In thousands)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2011	2012	2012	2011	2012	2012
	RMB	RMB	US$	RMB	RMB	US$

Cash flows from financing activities:
Payment for contingent consideration	—	—	—	(100,000)	—	—
Acquisition of additional interest in subsidiaries	—	—	—	—	(20,455)	(3,255)
Increase in capital injection by noncontrolling interests	(4,547)	1,295	206	1,940	12,655	2,013
Repayments from related parties	—	—	—	20,000	—	—
Proceeds on exercise of stock options	470	—	—	5,242	48	8
Repurchase of ordinary shares	—	—	—	(13,722)	—	—
Net cash (used in) generated from financing activities	(4,077)	1,295	206	(86,540)	(7,752)	(1,234)

Net increase in cash and cash equivalents	(616)	205,227	32,654	532,087	464,870	73,967
Cash and cash equivalents at beginning of period	2,449,849	2,483,896	395,223	1,924,884	2,222,160	353,577
Effect of exchange rate changes on cash and cash equivalents	(5,745)	(2,551)	(406)	(13,483)	(458)	(73)
Cash and cash equivalents at end of period	2,443,488	2,686,572	427,471	2,443,488	2,686,572	427,471

Interest paid	—	—	—	—	—	—
Income taxes paid	17,820	10,194	1,622	81,009	55,079	8,764

CNinsure Inc.

Reconciliations of GAAP Financial Measures to Non-GAAP Financial Measures

(In RMB in thousands, except shares and per share data)

	For The Three Months Ended September 30, 2011
	GAAP	<1>	<2>	<3>	<4>	Non-GAAP

Operating income	72,684	4,552	10,045	19,865	—	107,146
Operating margin	18.9%	1.2%	2.6%	5.2%	—	27.9%
Net income attributable to the Company’s shareholders	78,171	4,552	10,045	—	18,115	110,883
Net margin	20.4%	1.2%	2.6%	—	4.7%	28.9%
Shares used in calculating basic net income per share	1,002,365,585	—	—	—	—	1,002,365,585
Basic net income per ADS	1.56	0.09	0.20	—	0.36	2.21
Shares used in calculating diluted net income per share	1,019,042,812	—	—	—	—	1,019,042,812
Diluted net income per ADS	1.53	0.09	0.20	—	0.36	2.18

	For The Three Months Ended September 30, 2012
	GAAP	<1>	Non-GAAP
Operating income	2,931	13,159	16,090
Operating margin	0.7%	3.3%	4.0%
Net income attributable to the Company’s shareholders	23,000	13,159	36,159
Net margin	5.7%	3.3%	9.0%
Shares used in calculating basic net income per share	1,002,564,246	—	1,002,564,246
Basic net income per ADS	0.46	0.26	0.72
Shares used in calculating diluted net income per share	1,003,504,594	—	1,003,504,594
Diluted net income per ADS	0.46	0.26	0.72

<1> share-based compensation expenses;

<2> one-off professional fees related to the non-binding going-private proposal;

<3> a recognition of impairment loss in respect of intangible assets and goodwill;

<4> a recognition of impairment loss in respect of intangible assets and goodwill, net of tax.